UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   **September 15, 2004**

nSTOR TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-12895**	**95-2094565**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6190 Corte Del Cedro, Carlsbad California	**92009**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(760) 683-2500**

N/A

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

X   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement

On September 15, 2004, we entered into a definitive stock purchase agreement (the "Stock Purchase Agreement") with Palo Alto Acquisition Corporation, a Delaware corporation ("Purchaser"), Symphony Service Corp., a Delaware corporation ("Purchaser Parent"), and each of the other shareholders of Stonehouse Technologies, Inc. ("Stonehouse"). Pursuant to the Stock Purchase Agreement, we are selling all of the capital stock that we own of our telemanagement subsidiary, Stonehouse, to Purchaser (the "Stock Sale"). The Stock Purchase Agreement is attached hereto as Exhibit 2.2 and is incorporated herein by reference. A press release issued on September 16, 2004 announcing the Stock Sale is attached hereto as Exhibit 99 and is incorporated herein by reference.

Completion of the transaction is subject to the satisfaction or waiver of the following conditions:

- approval by our stockholders, and

- customary closing conditions

The aggregate purchase price that we will receive upon closing of the Stock Sale is $6,724,636 and is payable as follows:

- $5,565,216.00 in cash,

- $672,463.60 in a promissory note with a maturity date that is 12 months after the closing date (the "12-Month Note"), and

- $486,956.40 in a promissory note with a maturity date that is 36 months after the closing date (the "36-Month Note")

The principal amount of the 12-Month Note may be reduced by our pro rata share of the amount by which the Working Capital, as defined in the Stock Purchase Agreement, of Stonehouse as of the closing date is less than $800,000. The principal amount of the 36-Month Note may be reduced by our pro rata share of certain indemnification obligations.

As a condition to Purchaser Parent entering into the Stock Purchase Agreement, contemporaneously with the execution of the Stock Purchase Agreement, H. Irwin Levy, Barry S. Halperin and Bernard Marden (the "Stockholders") entered into voting agreements with Purchaser dated September 15, 2004 (the "Voting Agreements") that provide, among other things, that the Stockholders will grant proxies to an affiliate of Purchaser to vote all of their shares of capital stock of nStor in favor of the transactions contemplated by the Stock Purchase Agreement and any matter which could reasonably be expected to facilitate the transactions. In addition, the Stockholders proxies will be voted against any alternative acquisition proposals or any other proposal that is in opposition to, in competition with, or in conflict with the adoption of the Stock Purchase Agreement and consummation of the transactions contemplated by the Stock Purchase Agreement. The Stockholders own, as of the record date, shares of our common stock representing approximately 59% of our outstanding common stock.

Item 9.01   **Financial Statements, and Exhibits**

 (c) Exhibits
   2.2 Stock Purchase Agreement dated September 15, 2004 by and between the Registrant, Palo Alto Acquisition Corporation, Symphony Service Corp. and each of the other shareholders of Stonehouse Technologies, Inc.

   99.1 Press Release dated September 16, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

nSTOR TECHNOLOGIES, INC.
(Registrant)

Date: September 16, 2004 By: **/s/ Jack Jaiven**
                              Jack Jaiven
                              Vice President